SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Rio de Janeiro, December 21, 2007.

CSN is a leading global steel producer with operations in Latin America, North America, and Europe. The Company is a fully integrated steel producer, the largest coated steel producer in Brazil, with current capacity of 5.6 million tons of crude steel, 5.1 million tons of rolled products and 2.9 million tons of coated steel capacity. Over 50% of CSN's production consists of high value added steel products. CSN is also the sole tin-plate producer in Brazil and one of the largest producers of tin plate in the world.

CSN's process is based on the integrated steelworks concept that uses the Company's own sources of iron ore, limestone and dolomite. Besides its captive mines, CSN controls logistics assets - ports and railways – which enable an extremely cost efficient operation. This concept allows CSN to continuously capture important levels of synergies, thus assuring its position as one of the most cost competitive steel producers in the world.

CSN CONVENES GENERAL SHAREHOLDERS' MEETING

Agenda: approval of a 1:3 stock split, cancellation and buy-back of shares and proposal for the payment of
R$800 million in Dividends and Interest on Shareholders' Equity

CSN's Board of Directors approved the Executive Boards proposal to submit the following matters to a General Shareholders Meeting:

1) Dividends: Payment of R$665,081,000.00 (six hundred and sixty-five million and eighty-one thousand Reais), equivalent to R$2.593011 per share on this date, as an advance on the minimum mandatory dividend payment.

2) Interest on Equity: Payment, also as an advance on the minimum mandatory dividend payment, of R$ 134,919,000.00 (one hundred and thirty-four million and nine hundred and nineteen thousand Reais) as Interest on Equity. Shareholders registered as such on this date will receive R$0.447118 per share, net of 15% withholding tax.

The dividends and interest on shareholders' equity will be paid, without monetary restatement, as of January 8, 2008. CSN's shares will be traded ex-dividends as of December 26, 2007, inclusive.

In order to maximize shareholder value through efficient capital structure management, the Board of Directors will also present the General Shareholders Meeting with the following proposals:

3) Cancellation of shares held in treasury the Board will propose the cancellation of 4,000,000 shares currently held in treasury.

4) Acquisition of CSN's shares the Board will also propose the acquisition of up to 4,000,000 shares issued by CSN, to be held in treasury for subsequent sale or cancellation, via transactions on the So Paulo Stock Exchange (BOVESPA). For this purpose, CSN will retain the services of the following brokers: Ita Corretora de Valores S.A. and Pactual DTVM S.A.

The transactions shall be initiated on the day following approval of the cancellation of the shares by the General Shareholders Meeting and shall continue until February 27, 2008.

The acquisition price of the shares shall not be higher than their respective Stock Market price.

5) 1:3 Stock split The Board will also propose a stock split designed to improve the liquidity of the Companys shares on the national and international markets. As a result, each CSN share will be represented by 3 shares. The ratio of 1 CSN underlying share for 1 ADR (American Depositary Receipt) in the USA will be maintained.

José Marcos Treiger	David Moise Salama	Claudio Pontes	Priscila H. Kurata
IR Officer	IR Manager	Specialist	Analyst
treiger@csn.com.br	david.salama@csn.com.br	claudio.pontes@csn.com.br	priscila.kurata@csn.com.br
(55 11) 3049-7502	(55 11) 3049-7588	(55 11) 3049-7592	(55 11) 3049-7526

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2007

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Investor Relations Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.